Mayfield Athletics

Retail Hardware Technology B2C Medical Device

Making sports safer for players of all ages

MAYFIELDATHLETICS.COM SHELBY CHARTER TOWNSHIP MICHIGAN


MAYFIELD ATHLETICS



Concussions have remained a constant problem in sports and we are frustrated that no one is doing anything about it. Mayfield Athletics is innovating to address this problem. We believe team sports teach many valuable life lessons and player safety gives them a better chance to learn those lessons, giving them a brighter future.

Justin Summerville CEO @ Mayfield Athletics

Why you may want to support us...

1. Total market value over $5 billion in the U.S. with similar global market value
2. Proven results from use of our tech showing a capability to reduce impact up to and beyond 35%
3. Patented technology has multiple applications in sports and other consumer markets
4. Multiple utility patents held on technology
5. Healthy margins of over 65%+ on sales of product
6. No direct competition in market currently
7. Manufacturing and supply chain established with capacity to meet high demand

Why investors ❤ us

WE'VE RAISED $700,000 SINCE OUR FOUNDING

Mayfield Athletics demonstrated the ingenuity and creativity that lead to the creation of the SafeClip, to address the issue of concussive forces that arise in football. I was inspired to invest when I understood the simple brilliance of attaching a "shock absorber" to the helmet to distribute impact forces to the head of the players. Management has obtained a patent which evidences the unique quality of this product. This combination of ingenuity, ethical concern for safety, and quality of management set the foundation for my belief and investment.

James Hewson Hewson&Vanhellemont, P.C.

LEAD INVESTOR | INVESTING $25,000 THIS ROUND & $25,000 PREVIOUSLY

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Justin Summerville
CEO
Serial entrepreneur and concept designer for S.A.F.E.Clip and the No Contact Helmet System "There is a better way, find it." Thomas Edison



Rich Williams
COO
Back-end professional specializing in Business Intelligence, Data Analytics, and Risk Assessment "Any fool can know, but the point is to understand." Albert Einstein



Vanessa Spasovski
Marketing and Public Relations
Vanessa has owned her own boutique marketing firm and has a wealth of experience and success in the fields of marketing operations, public relations, and social media.

In the news

Innovative Facemask Clip Reduces Football Collision Impact

CEDARVILLE, Ohio, Aug. 27, 2019 /PRNewswire/ -- Big hits are a facet of football, but two dreamers tinkering in a garage are on the verge of making a game-changing impact on one of America's favorite sports.
July 28, 2020 @ prnewswire.com

July 28, 2020 @ finanzen.net

Innovative Facemask Clip Reduces Football Collision Impact

CEDARVILLE, Ohio, Aug. 27, 2019 /PRNewswire/ -- Big hits are a facet of football, but two dreamers tinkering in a garage are on the verge of making a game-changing impact on one of America's favorite sports.
July 28, 2020 @ de.advfn.com

July 28, 2020 @ money.mymotherlode.com

Downloads

2020 MA Pitch Deck We Funder 3 .pdf

The Story of Mayfield Athletics

Our journey began in 2014 with this simple mission:

> **"To engineer products that empower athletes to play the sport they love without the fear of injury."**

This journey has been exciting, full of key milestones, and one that we are proud of. We're excited to take the next steps to lead innovation in an industry desperate for progress.



Milestones
MAYFIELD ATHLETICS
Mayfield Athletics founded and SAFEClip concept started.
SAFE CLIP
2014
SAFEClip patent filed.
1st SAFEClip prototype designed.
SAFEClip begins lab testing.
2015
Full patent issued for SAFEClip.
Testing continues with Wayne State University.
WAYNE STATE
PATENTED
2017
Football Helmet Concept Started.
SAFEClip issued for field testing.
FIELD TEST
2018
SAFEClip updated with new materials for increased shock absorption.
SAFEClip expands on field testing to multiple schools.
Football Helmet Patent filed.
2019
Helmet Development Team formed.
Initial Helmet concept technology tested.
2020

S.A.F.E.Clip®...Making the Game Safer

In 2014, Justin Summerville came up with a concept product that would be able to reduce impact from a blow to the facemask. The product would be retrofittable and would be able to be installed by anyone who cares about safety. Called S.A.F.E.Clip, this product is developed, tested and is making a positive difference on the field! High schools utilizing S.A.F.E.Clip have reported concussion reductions of 67% and 100%!



S.A.F.E.Clip®
SAFE CLIP
S.A.F.E.Clip = Shock Absorbing Football Equipment
Designed to mimic the crumple zone of an automobile
Retrofittable to 90% of football helmets
Replaces standard clips and takes less than 5-minutes to install
35% decrease in frontal impact compared to standard clips
Currently designed for football helmets
Plans to expand into other impact sports (e.g. lacrosse, hockey)
Patented since 2017 (P#9750298B2); 2nd patent pending
SCREW
TOP PLATE
BODY
NUT PLATE
MAYFIELD ATHLETICS

How S.A.F.E.Clip Works

At the moment of impact, S.A.F.E.Clip's patented design allows a facemask to move slightly backward and absorb the impact forces through a Sorbothane insert. The forces are absorbed and reduced in milliseconds, all before the facemask returns to its original position--further protecting the player and preparing for the next hit.

Helmet impact without SAFEClip:


Helmet Impact Without SAFEClip
Copy link

Helmet impact with SAFEClip:


Helmet Impact with SAFEClip
Copy link


All About SAFEClip - How SAFEClip Works
Copy link

> *"I used these on my [Riddell] Speed helmet in my first semi-pro game Saturday and they relieve so much neck soreness, these are super awesome!"*
> **Jamie P., high school football player**

> *"Anything to keep him [my child] better protected is worth the time and money."*
> **Cassandra S., mother of high school football player**

> *"They really get the job done and I could feel the difference in the first game."*
> **Noah C., high school football player**

> *"S.A.F.E.Clip gave me the peace of mind to play my hardest."*
> **Former high school football player**

No Contact Helmet System (NCHS)

In 2018, Justin started development of a revolutionary new helmet system able to reduce impact by 40%+. This helmet system will bring what was learned during S.A.F.E.Clip development to a product that has multiple applications in sports and other consumer markets. If we can raise the resources, our helmet system can be ready for the field in 2021.


NCHS Drawings
Concept Sketches
Patent Drawings

Much like S.A.F.E.Clip, the NCHS works by absorbing and dispersing concussion-causing impact forces BEFORE any physical contact with the wearer. This is accomplished through the implementation of three layers that deform on impact, two of which are not physically contacting the user. This mirrors the action of the crumple zone in an automobile. Our current approach is unlike existing helmets, which are designed to form a hard shell around the head that transfers impact force to the wearer with few options to disperse. The NCHS is designed so that an impact, which would otherwise lead to a concussion, will hardly be felt by the user. A baseball player that wears our helmet system could, in theory, take a 90 mile an hour fastball off the helmet and not even feel it. The NCHS also addresses the fit and comfort issues that are so prevalent in current industry designs. No head shape is the same, and our helmet design, through material and design applications, will make sure that every person has a helmet that fits properly and is comfortable to wear.

Lead Investor Testimonial

Jim Hewson - Chairman of Hewson Van Hellemont


WeFunder Lead Investor
Copy link

COVID-19 Statement

From the CEO,

Mayfield Athletics is taking into account the current COVID crisis and the fact that sports across the country have been postponed. However, we have decided not to let this slow our internal progress. As a team, we have pivoted and used this time to finalize our marketing and sales strategies, secure key sales support, and focus on strengthening our social media content. We also are focusing on continuing to build relationships with our current early adopters, seek feedback on areas of improvement, and maximizing the additional contacts and opportunities that they can provide.

During this crisis we have seen overwhelming and passionate responses from players, fans, and coaches–all of whom are more than ready to begin a safe return to sports. We sense a strong desire to resume sports activity as soon as it is safe to do so from players, coaches, and administrators. Coaches and athletic directors have stated that football “needs to be played” for the seniors, many of whom count on their senior years to either procure or solidify scholarship opportunities. For others, this may be their last chance to play organized football.

Because of these indicators, we are confident sports will safely return. While the directives and procedures for each league start are independently controlled, the governing bodies of the NFL, NCAA, and NFHS have all provided guidance for a return to play. While not certain, due to these directives we believe there is a high likelihood of football returning this year.

There is no doubt that our approach to sales and marketing will have to take into account that safety, on all levels, has never been more in the public eye nor relevant to consumers. With our products added safety features, we can add positivity to that narrative and can further increase our market traction.

We are still working to make our market presence known during this time when sports has taken a back seat to public safety concerns. If sports remain postponed or the current postponement is extended, we can use resources to further expedite our helmet development and be ready to engage the market when sports (and fans) return to full capacity. We’ll do whatever it takes to keep players safer.

Justin H. Summerville

CEO, Mayfield Athletics

Fundraising Goal

As we look to raise additional funds, there are several fundraising goals that have been set which, if achieved, will provide us the opportunity to pursue additional product launches and compound the potential revenue return on the funds invested.


Mayfield Athletics Investment Goal
We are looking to raise up to $720,000 with milestone goals in-between.
$100
WeFunder min to invest
$50,000
First Goal
$120,000
Second Goal
$200,000
Third Goal
$250,000
Stretch Goal
Low Cost Investment
Only available through WeFunder while shares last.
Operational Goal
Continuing operations utilizing lean budgeting and organic referral sales growth.
Development Goal
Begin development of SAFEClip Lacrosse expansion.
Sales Expansion Goal
National sales and marketing campaigns funded and launched.
Stretch Goal
Development begins on the Helmet System along with SAFEClip Hockey expansion.
MAYFIELD ATHLETICS

Revenue Growth and Market Potential

With a market of over $5 Billion and and an industry desperate for innovative safety solutions, the potential for explosive revenue growth is achievable. We project revenues over $70 million by 2028!


Revenue Projections
MAYFIELD ATHLETICS
*These numbers are projections only, and are not a guarantee of any sales or revenue

	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028
Total Revenue	$55,280	$102,240	$390,567	$1,190,332	$3,150,934	$8,046,466	$17,751,076	$32,147,578	$52,402,284	$78,702,274
Operating Income	-$127,058	-$14,107	$36,360	$288,138	$1,226,096	$3,590,643	$8,037,759	$15,817,392	$26,995,141	$38,359,252
Total # of units sold	1,054	2,921	10,586	35,046	93,447	233,632	522,359	931,183	1,460,860	2,039,459

Join our journey and watch your investment "**SCORE**" as we lead the innovative charge for sports safety here in the United States and around the globe.



Justin H. Summerville, CEO Mayfield Athletics

Investor Q&A

– COLLAPSE ALL

What does your company do?

Mayfield Athletics makes products that allow athletes to play the sports they love without fear of injury. We design, develop and bring to market impact-reducing sports safety equipment that are unlike anything else in the market today.

Where will your company be in 5 years?

We want to be the go-to company that consumers look to for better safety components in sports and other markets. We want people, when they look for better, safer equipment, to know that Mayfield Athletics is where they can go to find it.

Why did you choose this idea?

Concussions have remained a constant problem in sports and we are frustrated that no one is doing anything about it. Mayfield Athletics is innovating to address this problem. We believe team sports teach many valuable life lessons and player safety gives them a better chance to learn those lessons, giving them a brighter future.

How far along are you? What's your biggest obstacle?

We've completed development of our flagship product, S.A.F.E.Clip, and have several early adopters. We're ready to put money and resources into marketing and generating revenue right away with this product. Our helmet system, the No Contact Helmet System (NCHS), is ready to be fast tracked for final development and can be ready for the field in 2021. We've assembled a top notch development team ready and waiting to kick off if we can get the resources. Our biggest obstacle is raising the money we need to get us to revenue generation and to allow us to complete development of our helmet system. We've been able to weather the COVID-19 storm and now are ready to compete and win over our market!

Who competes with you? What do you understand that they don't?

Mayfield Athletics has little to no direct competition due to the patents that we hold. The competition that does exist are the original components from the helmet manufacturer that do not absorb or disperse impact force.

How will you make money?

By selling our products to individuals, schools, youth sports organizations etc.... There's also a very good licensing opportunity with our helmet technology. We can license our tech to helmet manufacturers across a wide array of sports and other consumer markets.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Our biggest risk are other companies coming out with products that are better than ours and not being able to induce widespread adoption our products. If we fail, it will be because people don't want our products or that we've failed to adapt to changing market and cultural climates.

For us to succeed, we need to raise capital and be very clear and concise with our marketing and sales efforts, especially now during the COVID crisis. We also need to properly educate people as to the problem we're solving and our solution to it.